Exhibit 99.1


Ciba Specialty Chemicals Inc.  Ciba Spezialitatenchemie AG  Ciba Specialites
Switzerland                    Schweiz                      Chimiques SA Suisse

Corporate                       Corporate                   Corporate
Communications                  Communications              Communications


                                                             [GRAPHIC OMITTED]
                                                        Ciba


Page 1
October 17, 2000
Basel, Switzerland


News Release


Ciba Specialty  Chemicals  reports nine month results
-expects full year results at the top or somewhat above the target range

o Sales rise 12 percent in Swiss francs; 5 percent in local currencies - volume up 8 percent

o  Net income up 65 percent

o  Operating income up 58 percent; EBITDA at 17.4%

Ciba Specialty Chemicals reported today that net income for the first nine months of 2000 rose 65 percent over the comparable period in 1999, reaching CHF 329 million. Operating income rose 58 percent, to CHF 688 million, and the EBITDA* margin reached 17.4 percent of sales. The strong earnings came on sales of nearly 6 billion Swiss francs, an increase of 12 percent in Swiss francs and 5 percent in local currencies. Sales increased in all divisions and in all regions of the world.

"I feel comfortable that we will achieve an EBITDA margin at the top or somewhat above our target range of 16 percent to 17 percent of sales. This would indicate a strong double-digit percentage increase both in net income and earnings per share for the year 2000," said Rolf A. Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals.

This marks the first time Ciba has issued quarterly profit figures. Chief Financial Officer Michael Jacobi commented, "We are committed to openness and transparency in financial reporting. This publication marks a significant improvement in our reporting to shareholders and will be our standard practice in the future." In 1997, Ciba became one of the first Swiss companies to adopt the more transparent U.S. GAAP reporting procedures.

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Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for our customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.2 billion in 1999 and some CHF 250 million was spent on R&D to foster innovation across the Company.

* EBITDA: Earnings before interest, taxes, depreciation and amortization

                                      -30-



For further information please contact:

Media                                               Investor Relations
Basel, Switzerland                                  Basel, Switzerland
Thomas Gerlach                                      Matthias A. Fankhauser
Corporate Communications                            Investor Relations
Tel: +41 61 636 4444                                Tel: +41 61 636 5081
Fax: +41 61 636 3019                                Fax: +41 61 636 5111

Internet website: www.cibasc.com



Reporting dates for 2001

Full Year 2000 Results                 February 21, 2001
First Quarter 2001 Results                April 26, 2001
Half-Year 2001 Results                   August 16, 2001
Third Quarter 2001 Results              October 23, 2001


Annual General Meeting                    March 23, 2001
Ex-Dividend Date                          March 28, 2001